As filed with the Securities and Exchange Commission on April ___, 2002.
                                                       Registration No__________



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       ELECTRIC AQUAGENICS UNLIMITED, INC.
               ---------------------------------------------------
             (Exact name of registrant as specified in our charter)

           Delaware                         2842                  87-0654478
------------------------------  ----------------------------   ----------------
   (State or jurisdiction of    (Primary Standard Industrial        (I.R.S.
incorporation or organization)   Classification Code Number)    Identification)


                            1464 W. 40 S. Suite #200
                              Lindon UT 84042-1629
                              Phone (801) 443-1031
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                                 Merlin O. Baker
                         3760 S. Highland Dr., Suite 500
                             Salt Lake City UT 84106
                                 (801) 273-3958
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                                  David S. Hunt
                            1464 W. 40 S. Suite #100
                             Lindon, Utah 84042-1629
                                 (801) 523-1061

         Approximate date of proposed sale to the public: As soon as practicable following effectiveness of the Registration Statement.

                                           CALCULATION OF REGISTRATION FEE
--------------------------- ---------------------- ----------------------- ---------------------- --------------------
                                                          Proposed               Proposed
      Title of Each                                       Maximum                 Maximum
   Class of Securities          Dollar Amount          Offering Price            Aggregate             Amount of
     to be Registered         To be Registered            Per Unit            Offering Price       Registration Fee
     ----------------         ----------------            --------            --------------       ----------------
       Common Stock               $1,500,000                $2.00                $1,500,000               $138
--------------------------- ---------------------- ----------------------- ---------------------- --------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                   PROSPECTUS

                       ELECTRIC AQUAGENICS UNLIMITED, INC.
                            1464 W. 40 S. Suite #200
                              Lindon UT 84042-1629
                              Phone (801) 443-1031

                         750,000 Shares of Common Stock
                   Price per security (share): $2.00 per share

Maximum Number of                                              Minimum Number of
Securities Offered:                                          Securities Offered:
750,000 shares                                                    100,000 shares

         Investing in Electric Aquagenics Unlimited involves significant risks. Investors need to read the "Risk Factors" beginning on page 3.

--------------------- ------------------- --------------- ----------------------
                                                              Proceeds to
                          Offering                         Electric Aquagenics
                       Price to Public     Commissions          Unlimited
                       ---------------     -----------     --------------------
   Per Share              $     2.00        $   0.20            $     1.80
   Total Minimum          $  200,000        $ 20,000            $  180,000
   Maximum                $1,500,000        $150,000            $1,350,000
--------------------- ------------------- --------------- ----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         o At least 100,000 shares of common stock must be sold by August 15, 2002 for this offering to close. If at least 100,000 shares are not sold by that date, the offering will be canceled and all investor funds will be refunded without interest or deduction of any kind.

         o This offering is not underwritten. However, shares will be sold through one or more placement agents, at a 10% commission rate. Commissions apply only to shares actually sold by the placement agents.

         o The net proceeds to Electric Aquagenics Unlimited shown above is before deduction of offering expenses estimated at $38,000, including legal and accounting fees and printing costs.

         o        There is no public market for our common stock.

                 The date of this prospectus is April ___ 2002.

                               PROSPECTUS SUMMARY

         This is a brief summary of the information in this prospectus. We encourage you to read the entire prospectus before you decide whether and how to invest in the shares offered.

Electric Aquagenics Unlimited
-----------------------------

         Electric Aquagenics Unlimited was organized as a Delaware corporation on March 6, 2000 under the name Primacide, Inc. to develop technologies and products that disinfect, sanitize and clean surfaces. On April 14, 2001, we changed our corporate name to Electric Aquagenics Unlimited, Inc. We are the successor enterprise to another company, Primacide, LLC, which was founded by certain of our founders in 1998. We were organized with an insignificant carrying amount of the assets of Primacide, LLC.

         We develop, manufacture and market equipment that uses water electrolysis to create fluids that sanitize and clean surfaces. These products are for commercial and residential use. We intend to market the equipment nationally. The electrolyzed fluids generated by our machines are environmentally sound and are free from toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. The electrolyzed fluids generated by our machines are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. The electrolyzed fluids generated by our machines may also have many consumer household applications.

         We are subject to a number of business risks affecting companies at a similar stage of development, including competition from companies with greater resources and alternative technologies, the ability to obtain financing to fund future operations, dependence on new product introductions in a rapidly changing technological environment, dependence on a limited number of customers, dependence on key employees and the ability to attract and retain additional qualified personnel.

         We have incurred losses since our inception and have not yet been successful in establishing profitable operations. These factors raise some doubt about our ability to continue as a going concern. There is no assurance that we will be able to achieve successful operations, obtain sufficient financing or obtain a line of credit.

The Offering
------------

o        Securities Offered:        Up to 750,000 shares of our common stock.

o        Use of Proceeds:           Net proceeds from this offering of up to
                                    $1,312,000. We intend to use substantially all of the net proceeds of this offering for general corporate purposes, including working capital.

o        Proceeds Account:          We do not have arrangements to place
                                    subscription proceeds in an escrow account.
                                    However, subscription proceeds will be
                                    deposited into a separate proceeds account controlled by us pending receipt of subscriptions totaling $200,000 or termination of the offering.

o        This Offering              This offering will close whenever at least
         Will Expire:               100,000 shares of common stock are sold, or
                                    on August 15, 2002.

o        Summary Financial          We were only recently formed and have had
         Data:                      limited revenues. We had cash on hand of
                                    $105,330, as of December 31, 2001.

o        10% Brokerage              Our shares will be sold through one or more
         Commissions:               placement agents, at a 10% commission rate.
                                    Commissions apply only to shares actually sold by the placement agents.

 RISK FACTORS RELATING TO OUR BUSINESS   o  No assurance of significant revenue
                                            or operating profits.
o  There is some doubt about our
   ability to continue as a going           We may incur substantial operating
   concern.                              losses for at least the next year. We
                                         currently have no assurance that we
   We have received a report from our    will be able to develop significant
independent auditors on our financial    revenue sources or that our operations
statements for fiscal years ended        will become profitable. We expect to
December 31, 2001 and 2000, in which     incur losses because we anticipate
our auditors have included explanatory   incurring significant expenses in
paragraphs indicating that the losses    connection with developing our
incurred since our inception and the     products, expanding markets, and
fact that we have not yet been           building brand awareness.
successful in establishing profitable
operations cause some doubt about our    o  No long term or written agreements
ability to continue as a going              with distributors.
concern.
                                            We intend to rely on outside
o  Early stage company without long      distributors to market and sell many
   operating history.                    of our products. We cannot be assured
                                         that we will have any long-term
   Since our incorporation in March      contracts with any distributors and
2000, we have been engaged in start-up   may not be able to replace them if
and development activities. We have      necessary. Alternative distributors
operated at a loss, and losses are       exist, but no assurance can be given
expected to continue. We have little     that distribution relationships with
operating history upon which investors   alternative sources can be
may base an evaluation of our likely     established. In addition, we may incur
future performance.                      additional costs and business delays
                                         and interruptions, in sourcing
o  No assurance of successful business   suppliers and manufacturers.
   development.
                                         o  Need for substantial additional
   There can be no assurance that our       funds.
business strategies will lead to any
profits. We face risks and                  Our cash requirements may vary
uncertainties relating to our ability    materially from those now planned
to successfully implement our            because of results from marketing
strategies. You must consider the        efforts, relationships with suppliers,
risks, expenses and uncertainties that   changes in the direction of our
a company like ours, operating with a    business strategy, competitive and
little known product, with an unproven   technical advances, governmental
business model, and a new and rapidly    requirements, and other factors. We
evolving market. In particular, you      may require substantial additional
must consider that our business model    funding for our operating expenses and
is based on an expectation that demand   for marketing and sales programs.
for ecologically friendly disinfecting   Adequate funds for these purposes may
and cleaning products will increase      not be available when needed or on
materially.                              acceptable terms.

o  A number of factors may cause         and cleaning products. Our efforts to
fluctuations in operating results,       promote brand recognition may not be
including, but not limited to, the       successful or adequate financial
following:                               resources may not be available to
                                         continue brand promotion.
o  Growth rate of the market for
environmentally friendly sanitizing      o  Failure to successfully develop and
products;                                   introduce new products would harm
                                            our business.
o  Our ability to attract and retain
customers and maintain customer             Our future success depends in large
satisfaction;                            part on our ability to develop new or
                                         enhanced uses for our products. We may
o  Increases in customer acquisition     fail to identify new product and
costs;                                   service opportunities successfully or
                                         develop and timely bring new services
o  Our ability to upgrade, develop and   and products to market. We may also
maintain our systems and infrastructure; experience delays in completing development of enhancements to, and
o  Amount and timing of operating        new versions of, our products. We may
costs and capital expenditures           be unable to develop or acquire
relating to business expansion and       marketable services and products in a
infrastructure;                          timely manner. In addition, product or
                                         service innovations may not achieve
o  Delays in developing and              the market penetration or price
introducing new products;                stability necessary for profitability.
                                         As the market and technology related
o  Announcement, introduction and        to environmentally friendly sanitizing
market acceptance of new or enhanced     products grows we may change our
products by competitors;                 business model to take advantage of
                                         new business opportunities, including
o  Changes in accounting standards,      business areas in which we do not have
including standards relating to          extensive experience. Failure to
revenue recognition and stock-based      develop these or other businesses
compensation;                            successfully, would be harmful to our
                                         business.
o  Price and mix of products offered
by us;                                   o  We may be unable to protect our
                                            intellectual property and
o  Changes in our pricing policies and      proprietary rights, which could
those of our competitors; and,              harm our business.

o  Governmental regulation of our           Our success depends in part upon
products by agencies such as FDA or EPA. our ability to protect our intellectual property. We rely on a
Due to the foregoing and other           combination of trade secret,
factors, we believe that                 trademark, and contractual protection
period-to-period comparisons of our      to establish and protect our
operating results are not a good         proprietary rights. We are also
indication of our future performance.    applying for patent protection from
                                         the United States governments. We may
o  The development of our brands is      enter into confidentiality agreements
   essential to our future success.      with employees and consultants
                                         involved in product development or
   We believe that development of our    distribution. Despite efforts to
brands is critical to future success.    protect proprietary rights through
The importance of brand recognition      confidentiality and license
will increase as more consumers seek     agreements, unauthorized parties may
environmentally friendly sanitizing      attempt to copy or otherwise obtain
and use our products or technology.      substantial market share and name
Precautions may not prevent              recognition, and easy access to
misappropriation or infringement of      marketing outlets and capital markets.
our intellectual property, or            Many of these companies are able to
independent third-party development of   frequently update and expand products
competitive products.                    and services and introduce new
                                         products and services, and to
o  Our products are not patented which   diversify product and service
   creates vulnerability to              offerings. These companies have
   competitors.                          substantially greater financial,
                                         creative and marketing resources, and
   We have applied to the U.S. Patent    proven histories, and may decide to
and Trademark Office for a utility       enter and effectively compete in this
patent relating to the use of our        market, which could adversely affect
electrolyzed acidic fluid to sanitize    our business.
eggs, and a second patent relating to
the use of our electrolyzed alkaline     o  Our success depends on development
fluid to clean and sanitize carpets         of the market for environmentally
and hard surfaces. The active               friendly sanitizing services and
ingredient in the sanitizing fluids         products.
that are created by our generator
products is electrolyzed water that         The market for environmentally
kills bacteria, viruses and molds        friendly sanitizing products services
shortly after contact. We did not        and products is new and evolving. As a
create the concept of electrolyzed       result, demand and market acceptance
water as a sanitizer and cleaner and     for our products is uncertain. If this
other companies may purchase machines    new market fails to develop, develops
to create electrolyzed water or          more slowly than expected or becomes
develop machines to create               saturated with competitors, or if our
electrolyzed water and compete with      services and products do not achieve
us. Such competition could have a        or sustain market acceptance, our
harmful effect on our business.          business could be harmed.

        GENERAL RISKS RELATING           o  Our success will depend on growth
         TO THE SANITATION AND              in consumer acceptance of
         CLEANING INDUSTRIES.               environmentally friendly sanitizing
                                            products as an alternative to
o  Competition in the sanitation and        chemically based products.
   cleaning industries is intense and
   dominated by numerous large and          Factors that might influence market
   established competitors.              acceptance of our services and
                                         products include the following, over
   There is broad competition in the     which it has little or no control:
market for disinfecting and surface
cleaning products. Many of our           o  Development of alternative products
competitors are extremely large and         or methods;
financially healthy companies, have a

o  Willingness of consumers and         o  Future sales of our common stock in
   businesses to use environmentally       the public market could adversely
   friendly sanitizing products.           affect our stock price and our
                                           ability to raise funds in new stock
   Our success depends on the              offerings.
increasing demand for environmentally
friendly disinfecting and sanitizing       All of our 2,599,535 shares of
products. If such demand does not       common stock presently outstanding are
continue to increase, demand for our    "restricted securities" within the
services and products will be limited   meaning of the Securities Act of 1933.
and our financial results will suffer.  As such, in the event a public market for the common stock develops in the
         GENERAL RISKS RELATED          future, much of the stock may be sold
                                        immediately, in reliance on Rule 144
           TO THE INVESTMENT            adopted under the Securities Act.
                                        Investors should be aware that sales
o  Investors will not have use of       under Rule 144 may result in a drop in
   their subscription amounts until     the price of the stock in any market
   the offering closes or is            that may develop.
   terminated.
                                        o  Investors who purchase shares will
   The common stock we are offering is     benefit the stockholders.
offered by us, and no individual,
firm, or corporation has agreed to         The existing stockholders now own
purchase any of the offered shares. We  all 2,599,535 shares of our common are not certain that any or all of the  stock, for which they paid an
shares will be sold. We will deposit    aggregate total of $725,500 in cash.
the funds received from the purchase    If all 750,000 shares are sold, the
of shares into an account designated    current stockholders will still own
for the collection of proceeds, and in  approximately 78% of the common stock,
the event $200,000 is not received by   and the other purchasers in this
August 15, 2002, proceeds so collected offering will own the other 22%, for will be promptly refunded to investors which they will have paid $1,500,000
without paying interest and without     cash. Thus, purchasers in this
deducting expenses. During this         offering will contribute to our
period, you will not have use of or     capital at a disproportionately
derive benefits from your funds.        greater percentage than the ownership
                                        they receive. The present stockholders
o  Investors may have to hold their     will benefit from a greater share of
   stock indefinitely because there is  our equity if successful, while
   no public market for the stock.      investors in the offering risk a
                                        greater loss of cash invested if we
   At the present time, there is no     are not successful.
public market for our securities. We
do not know if a public market for our  o  Our offering price is arbitrary and
common stock will develop following        does not necessarily reflect the
the offering. As a result, purchasers      value of our stock.
of the common stock offered hereby may
not be able to liquidate their             Since we have no prior operating
investment readily, if at all.          history, the offering price of $2.00
per share has been arbitrarily set by    in operation. In addition, since we
our Board of Directors, and is not       have not engaged an underwriter, there
based upon earnings or operating         is a greater risk that no public
history, and bears no relation to our    market for our stock will develop and
earnings, assets, book value, net        investors may not be able to sell
worth or any other recognized criteria   their shares.
of value. No independent investment
banking firm has been retained to        o  Our Board can issue additional
assist in determining the offering          stock without shareholder approval.
price for the shares. Accordingly, the
offering price should not be regarded       Our bylaws allow the board to issue
as an indication of any future market    both common and preferred stock
price of our capital stock.              without shareholder approval.
                                         Currently, our board is authorized to
o  The "penny stock" rules could make    issue a total of 50,000,000 shares of
   it more difficult for investors who   common stock of which only 6.7% will
   want to resell their shares.          have been issued if the maximum
                                         offering is sold. Issuance of
   Because our common stock may be       additional stock may dilute
construed to be a "penny stock", sales   stockholders' interest and value of
of the common stock by stockholders      their investment.
may be subject to many requirements.
These requirements may discourage a      o  Due to our lack of assets, there
stockholder's broker-dealer from            will be no liquidation value if our
selling the stockholder's common stock      business fails.
and make it more difficult for a
stockholder to sell his or her shares       We currently have no significant
into any secondary trading market for    assets or equipment, nor do we plan to
the common stock. See "Plan of           have any in the future. In the event
Distribution."                           our business is liquidated, investor
                                         money will have been spent on
o  Because we have not engaged an        operations, services and equipment
   underwriter, we may not be able to    with insignificant salvage value.
   sell all of the stock and raise all
   the money we need and no market for   o  Inability to manage growth could
   our stock may develop.                   hinder our success.

   The stock we are offering may be         While we believe that we have the
sold all or in part by placement         ability to grow rapidly during the
agents, which will not underwrite the    next few years, there can be no
offering, or agree to purchase any       assurance that such growth, or any
shares, but will act as a placement      growth, will occur. There can be no
agent. Because the placement agents      assurance that our efforts to manage
may have insufficient incentive to       our production and quality assurance
sell our stock, it may not sell enough   efforts will be successful or that it
stock for us to meet the minimum, in     can satisfy large demand requirements
which case, all investor funds will be   on a timely and/or cost-effective
returned. It may also not sell all of    basis. A failure to manage our growth
the stock and we will only have enough   would have an adverse effect on our
money to have limited operations for     operations and overall financial
the foreseeable future. We would then    health.
have to try and raise additional
funds, which we may not be able to do.
If we could not, we could not continue

                                    DILUTION

         As of December 31, 2001, our net tangible book value (total tangible assets less total liabilities) was $358,532 or approximately $0.14 per share. The following table sets forth the dilution to persons purchasing shares in this offering without taking into account any changes in our net tangible book value after December 31, 2001, except the sale of the minimum and maximum number of shares offered at the public offering price and receipt of the net proceeds therefrom.

--------------------------------------------------------------------------- ---------------------- -------------------
                                                                                  Assuming              Assuming
                                                                                   Minimum              Maximum
                                                                                 Shares Sold          Shares Sold
--------------------------------------------------------------------------- ---------------------- -------------------
     Public offering price per share                                               $2.00                  $2.00
     Net tangible book value before offering1                                      $0.14                  $0.14
     Increase attributable to purchase of shares by new investors                  $0.05                  $0.36
     Pro forma net tangible book value after offering2, 3                          $0.19                  $0.50
     Dilution per share to new investors                                           $1.81                  $1.50
     Percent dilution to new investors                                             90.50%                75.00%
--------------------------------------------------------------------------- ---------------------- -------------------

1 Determined by dividing the number of shares of common stock outstanding into the net tangible book value.

2 After deduction of offering expenses estimated at $38,000, plus 10% placement fees.

3 These figures do not take into account any events after December 31, 2001. (See "BUSINESS" and "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS").

                                COMPARATIVE DATA

         The following chart illustrates percentage ownership held by the present stockholder and by the public investors in this offering and sets forth a comparison of the amounts paid by the present stockholder and by the public investors.

--------------------------------------- ------------------------------ ---------------------------- -----------------
                                           Total Shares Purchased          Total Consideration           Average
--------------------------------------- ----------------- ------------ --------------- ------------       Price
                                             Number         Percent        Amount        Percent        Per Share*
                                        ----------------- ------------ --------------- ------------ -----------------
    Present Shareholder
         Minimum Offering                 2,599,535          96.3        $  725,500        78.4           $0.28
         Maximum Offering                 2,599,535          77.6        $  725,500        32.6           $0.28

    New Investors
         Minimum Offering                   100,000           3.7        $  200,000        21.6           $2.00
         Maximum Offering                   750,000          22.4        $1,500,000        67.4           $2.00
--------------------------------------- ----------------- ------------ --------------- ------------ -----------------

* The price per share of the present stockholder considers only the cash contribution by the stockholder, and does not take into account other contributions by the stockholder, including the contribution of services

                                 USE OF PROCEEDS

         We estimate net proceeds from the sale of all 750,000 shares of common stock to be approximately $1,312,000, if the entire offering is sold, after deducting expenses of this offering and placement fees. If only the minimum offering is sold, we will receive net proceeds of approximately $142,000, after deduction of such offering expenses and placement fees.

         We intend to use substantially all of the net proceeds of this offering for general corporate purposes, including working capital. We also intend to use a portion of the net proceeds to repay some of our outstanding indebtedness under promissory notes, which was $211,000 at December 31, 2001. We may also use a portion of the net proceeds, currently intended for general corporate purposes, to acquire or invest in businesses, technologies or products that are complementary to our business. We have no present plans or commitments and are not currently engaged in any negotiations with respect to such transactions that are material. We will have significant discretion as to the use of the net proceeds from this offering. The failure of our management to apply such funds effectively could have a material adverse effect on our business, results of operations and financial condition.

         The net proceeds from this offering will fund operations for at least twelve months. If only the minimum offering is sold, the net proceeds will fund operations for approximately twelve months, but in order to survive, we will need to limit our research and development of new products and marketing. Therefore, within twelve months from the completion of the offering, we will either need to be operating profitably so as to fund our operations from cash flow, or may be required to seek additional debt or equity capital. In addition, financial circumstances could occur that could compel us to seek additional funds even sooner. Moreover, we will need additional capital should we decide to significantly expand operations. We cannot be certain that additional funds will be available when needed, or if available, on favorable terms.

         We do not intend to become an investment company under the Investment Company Act of 1940 and, therefore, may be limited in the temporary investments we can make with the proceeds of this offering. To the extent that the net proceeds of this offering are not utilized immediately, they will be invested in money market accounts, savings deposits, short-term obligations of the United States government, or other temporary interest bearing investments in commercial financial institutions.

                                    BUSINESS

                             DESCRIPTION OF BUSINESS

         We were organized as a Delaware corporation on March 6, 2000 under the name Primacide, Inc. to develop technologies and products that disinfect, sanitize and clean surfaces. On April 14, 2001, we changed our corporate name to Electric Aquagenics Unlimited, Inc. We are the successor enterprise to another company, Primacide, LLC, which was founded by certain of our founders in 1998. We were organized with an insignificant carrying amount of the assets of Primacide, LLC.

         Our business centers around the development, manufacture and marketing of equipment that uses water electrolysis to create fluids that sanitize and clean surfaces. The electrolyzed fluids generated by our machines are environmentally sound and are free from toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. The electrolyzed fluids generated by our machines are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. The electrolyzed fluid generated by our machines has many consumer household applications.

         The electrolyzed fluids generated by our machines have been tested in laboratories and also used in commercial applications. Our electrolyzed fluids are used as a carpet cleaning agent, and used at dairy farms as a cow teat and udder wash. In addition, we intend to expand the application of the electrolyzed fluids to the sanitizing of poultry eggs and carcasses. The electrolyzed fluids generated by our machines have been tested and verified by independent laboratories including the Consumer Product Testing Company, Fairfield, New Jersey, Department of Microbiology, Brigham Young University, Provo, Utah, and the Department of Poultry Science, University of Georgia, Atlanta, Georgia.

         Our business operations originally focused on activities related to resell of water electrolyzing machines, but has evolved into the business of improving water electrolyzing machines, discovering and testing new uses and applications for electrolyzed water, and obtaining governmental approval for new applications. We seek patent protection, where feasible, for our new water electrolyzing machine designs and for applications of our electrolyzed fluids. Our revenues in the past have been derived primarily from equipment sales, but we intend to derive most future equipment related revenues from equipment leases and metering. Metering is the process where we place and maintain machines at commercial facilities, such as factories, or and the facility is charged per unit for fluid used. We intend to market our equipment nationally, and our consumer products nationally and internationally.

         We currently fund our operations by a combination of revenues and outside funding. Our products and technologies may be used alone or in combination on various applications ranging from home to modern industry use in disinfecting, sanitizing and cleaning surfaces and products.

Products

         Currently, our products consist primarily of water electrolyzing machines that have been developed and manufactured by third parties. We have an inventory of 25 of these machines ready for resale or lease. We currently have no contracts with any suppliers of water electrolyzing machines and do not intend to purchase any water electrolyzing machines from third parties in the foreseeable future. We have developed a new water electrolyzing machine and intend to commence the manufacture, sale and lease of these machines in the coming twelve months. Our current products consist of water electrolyzing machines that we refer to as generators. There are three basic models of generators that we have manufactured. A series of small residential generator models and two larger commercial models, the P-2000 and the P-5000. We also market cleaning cloths.

   o Residential Generators. The residential generators produce a mild alkaline drinking water that has shown to have better hydration properties than normal tap water. Some of the residential generators also produce acidic fluid, Primacide A, that is capable of replacing many household disinfectants. The price range of the residential generators is from $600 to $2,000.

   o Commercial Generators. We generally lease our commercial generators, the P-2000 and the P-5000. However, some units have been sold to Aqua Micron and Venturi Technologies, Inc. We warrant the commercial generators for repair and part replacement for a period of three years. The P-5000 generator presently is priced at $25,000. The P-2000 is presently priced at $12,500.

   o Micro Fiber Cloths and Cleaning Tools. We market micro fiber cleaning cloths and tools to be used with its sanitizing and cleaning fluids. The cloths and tools remove bio-film and other microbe contaminants on surfaces ranging from floors to skin. The micro fibers are composed of 20-30% polyamine and 70-80% polyester. The fibers are thin, flat uniform ribbons. During the manufacturing process, the fibers are etched or frayed to enhance the surface area and thereby, the effectiveness of the cloth. The micro fiber cloths, clean on the basis of physics rather than chemistry and when used in combination with our sanitizing fluids, remove bacteria, molds and other microorganisms. Currently, our cleaning cloths account for less than one percent of our revenues and we do not expect the cleaning cloths to exceed 5% of our revenues in the foreseeable future.

         Electrolyzed water can have varying strength and properties. We have created products by researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels. We are able to create new applications for electrolyzed water by setting our water electrolyzing machines to create electrolyzed water with specific properties. Based on our testing and research we have created product formulas tailored with certain properties. We adjust the water electrolyzing properties of water electrolyzing generators to create electrolyzed water with differing properties. Our customers use the electrolyzed water to perform cleaning and sanitizing functions. Our current products and their disinfectant and cleaning applications are as follows:

   o Primacide A is a disinfecting and sanitizing fluid that kills bacteria, yeast, molds and viruses, including salmonella, staphylococcus, and pseudomonas. It is highly oxidative and acidic due to its pH of 2.4 and positive 1150 milivolt electrical charge. Primacide A can be applied to a wide variety of surfaces. Hands sprayed with Primacide A and then wiped with a micro fiber cloth were found to have less residual bacteria and other microbes than hands cleaned using 62% alcohol. Tests performed by Aqua Micron L.C. indicate that Primacide A can be used to sanitize and wash meat carcasses, strawberries, lettuce, cabbage, carrots and other vegetables. Surfaces such as floors in hospital operating rooms, bench tops, treatment tables, cutting boards and other surfaces can be effectively sanitized by cleaning with Primacide A. Over a year ago, we submitted a provisional patent application to the United States Patent and Trademark Office to Primacide A for uses other than use in the carpet cleaning process. We recently applied to the U.S. Patent and Trademark Office for a utility patent relating to the use of Primacide A to sanitize eggs.

   o Primacide B is an alkaline detergent and cleaner. Primacide B Alkali is a chemical substance that is soluble in water and neutralizes acids. Primacide B neutralizes acids, leaves no residue and, with a pH of 11.2 to 11.5 is very alkaline. Its alkaline nature and its negative 960 milivolt electrical charge result in a product that is effective in emulsifying oil and grease. Primacide B is primarily a cleaner with some bacteria killing properties, but is significantly slower and less effective as bacteria killer than Primacide A. Over a year ago, we submitted a provisional patent application to the United States Patent and Trademark Office to Primacide B for all uses. We recently applied to the U.S. Patent and Trademark Office for a utility patent relating to Primacide A and Primacide B as a cleaner and sanitizer of all hard surfaces.

         In addition to our generators and cloths, we market a product called Primacide X that was developed by American Biotech, Inc. Primacide X's sanitizing properties are greatly enhanced when it is applied with an electro-static mister developed by Max-Spray, Inc. Primacide X is electrolyzed water containing pure silver particles that are energized with a high voltage electrical charge. The charged silver particles interrupts the metabolism of living organisms which has the effect of killing bacteria, spores and fungus. The silver particles can maintain their effectiveness for up to three years. The electro-static spray removes hydrogen bonds from the solution which allows the Primacide X and its silver particles to penetrate fibers and membranes as small as those that make up standard office paper and envelopes.

         Due to the inclusion of silver, a relatively expensive heavy metal, Primicde X is significantly more expensive to produce than other electrolyzed water products we manufacture and market. We did not develop the electro-static mister and did not develop Primacide X. However, through an agreement with American Biotech, Inc. and Max-Spray, Inc., we receive 33% of the net proceeds from all sales of Primacide X that are generated by American Biotech, Inc., Max-Spray, Inc., or us. We expect our portion of the revenues from the sale of Primacide X to be about 10% of our net sales in the next 12 months.

         We intend to develop other products by researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels and marketing these products. The products will primarily be sold via leased machines or metering. We intend to create products that can be used in the storage, processing and shipping of fruits, vegetables and meat, and also health and beauty aids such as body care, body wipes, health care and medical equipment and facilities, day care facilities, janitorial, yard care and golf course maintenance, pest and fungus control, swimming pool maintenance, pharmaceutical production, waste management and culinary water systems. However, we have not commenced development for these products, and may never commence such development. Substantial additional capital and regulatory approval will be needed for us to effectively sell these products. Failure to secure sufficient funding and receive regulatory approval for these products will hinder our ability to bring them to market and would have a detrimental impact on our business.

Marketing & Sales

         We intend to produce future revenue by initially pursuing the sale or lease of generators into the markets previously described in this registration statement, namely, professional carpet cleaning, poultry industry, dairy farms, home carpet and floor cleaning, food packaging and disaster cleanup and reconstruction.

         In the foreseeable future, we expect to rely on our employees to market our products. Gaylord Karren is currently involved in marketing efforts and we intend to hire others to assist his efforts in the coming 12 months.

Markets

         The cleaning and sanitation market is characterized by diverse products and multiple evolving product enhancements, evolving industry standards and frequent new product introductions, and if we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, our result of operations will suffer. We believe that our future success will depend, in part, on our continued ability to enhance our current products and to introduce new products and features to meet changing customer requirements and evolving industry standards. Our present products are based on the use of electrolyzed water to kill bacteria, viruses and fungus. We or our competitors may announce products that have the potential to shorten the life cycle of, or replace, our products. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. In addition, products or technologies developed by others could render our products or technologies non-competitive or obsolete.

         The use of electrolyzed water to kill bacteria, viruses and fungus in agricultural, meat and cleaning and sanitizing consumer product industries are relatively young and evolving markets. Our future growth will depend on our ability to predict the evolution of these markets and to successfully penetrate those markets. Because of the early stage of the development of the electrolyzed water as a sanitizer market, the demand for, and market acceptance of, our products, is subject to a high degree of uncertainty. If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the electrolyzed water as a sanitizer market which provide the greatest opportunity for growth, our business would suffer.

         We initially intend to focus our product development and marketing on the following market areas:

   o Professional Carpet Cleaning. The market for professional carpet care is large. In March, 2001, we entered into a five-year exclusive agreement with H20 AquaCare Franchising Systems, Inc. ("AquaCare") which provides that AquaCare's franchisees will lease our generators to produce Primacide B for use in their carpet cleaning businesses. AquaCare's franchisees are required to lease only our generators during the five-year term of the agreement or any renewals of the agreement. AquaCare is a developing stage company and is currently attempting to sell franchises with limited success.

   o Poultry Industry. In March, 2001, under the direction of Dr. Scott Russell of the Department of Poultry Science, University of Georgia, tests relative to the effectiveness of Primacide A in the cleaning and sanitizing chicken carcasses and hatching eggs were completed. These tests showed a 5 log pathogen reduction (100,000 count down to 1).

   o Dairy Farms. Primacide A and micro fiber cloths are currently being used by dairies in Colorado and Idaho as an udder and teat wash prior to milking. Management estimates that the number of large U.S. dairies with over 3,500 cows will increase to 19,000 by 2004 from the 12,000 currently in operation.

   o Disaster Cleanup and Reconstruction. This is a large industry that consists of home and commercial cleanup and reconstruction following disasters such as floods or fires. Stone Fire and Flood Restoration, Inc. is in the disaster cleanup and reconstruction business with offices located in Lindon, Utah. Stone Fire and Flood Restoration uses our generators in its Utah and Texas offices.

   o Food Packaging. We intend to explore applications for Primacide A as a sanitizer in seafood packing houses. In addition, we are being advised by Dr. Yen-Con Hung, Professor of Food Engineering at the University of Georgia concerning a wide range of other applications, such as vegetable washing and surface sanitization, in the food packing industry. Dr. Hung is a recognized researcher in this area.

         In the future we intend to develop electrolyzed water products with a variety of new industrial and consumer applications. However, we currently have no plans to do so. In addition, substantial additional capital and regulatory approval will be needed for us to effectively create, manufacture and sell such products.

Manufacturing and Sources of Supply

         We intend to outsource the majority of electrolyzed water generator manufacture and assembly to third parties. In the past, outsourcing generator manufacture and assembly has enabled us to benefit from the manufacturing capabilities of those who can accommodate significant increases in production volume as necessary. However, we have no contracts with third parties that have manufactured our electrolyzed water generators in the past and do not intend to enter into any long term contracts related to generator manufacture. We have no assurance that we can find alternative manufacturers in the event we cannot negotiate reasonable terms with our present manufacturer. Failure to find manufacturers to build our generators would have a negative impact on our business.

Distribution

         Currently, we coordinate the movement of goods from our headquarters. In the past, we have taken custody of generators after their manufacture by subcontractors and distributed them directly from our headquarters. However, in the future, as generator sales volume increases and our electrolyzed fluid product lines are launched, we intend to use a network of resellers, consisting primarily of our employees and also third party distributors with established distribution channels to assist with the marketing of our products.

Competition

         There is broad competition in the market for disinfecting, sanitizing, and surface cleaning products. Many of our competitors are extremely large, financially healthy companies, have substantial market share and name recognition, and easy access to marketing outlets and capital markets. Many of these companies are able to frequently update and expand products and services and introduce new products and services, and diversify product and service offerings. These other companies with substantially greater financial, creative and marketing resources, and proven histories, may decide to enter and effectively compete in this market, which could adversely affect our operations.

         We believe our products are unique due to their effectiveness, price, and environmentally safe and non-toxic character. Because of our unique products and potential marketing outlets there is a good possibility that it will be able to initially capture a portion of this "niche" market for environmentally safe and non-toxic cleaning products. However, other companies with substantially greater financial, creative, and marketing resources, and proven histories, may enter into and effectively compete in this market.

Governmental Regulation

         Due to the fact that our products are sanitizing products and have applications related to food industries, existing governmental regulation have potential effect on our new products. We frequently will be required to get approval or favorable designations from governmental agencies, such as the United States Food & Drug Administration in order to bring new products to market. We believe that our current applications for electrolyzed water products are subject to Title 21 of the United States Code of Federal Regulations which codifies the regulations created by the U.S. Food & Drug Administration. In many cases, we will seek designations from the Food & Drug Administration that deem our electrolyzed water products among substances that are generally recognized as safe for specific applications. The active ingredient in our electrolyzed fluid Primacide A is hypochlorus acid. The hypochlorus acid combined with the oxidation reduction potential of a positive 1,200 plus millivolts makes Primacide A an effective disinfectant. We believe the use of our electrolyzed fluids to sanitize eggs, cow udders, and chicken carcasses in a chiller solution are generally recognized as safe as indirect food substances.

         We submitted a request to the Environmental Protection Agency to register our fluid commercial generator as a pesticide device. The Environmental Protection Agency concluded that our generators are not required to be registered with them. In addition the Environmental Protection Agency does not require registration of our electrolyzed fluids Primacide A and Primacide B when used by the lessee or purchaser of a generator on hard surfaces, fabrics, or carpets in their own businesses.

Research and Development

         The goal of our research and development activities is to continue the development and introduction of environmentally safe products for our customers that resolve the limitations and dangers of chemical sanitizers and address new markets. Our efforts are also focused on researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels. Our research focuses on the ability and range of efficacy of our electrolyzed water to kill specific micro-organisms. We are attempting to develop new technologies, applications and products that will:

o        Generate electrolyzed water that has a slower oxidation rate;

o        Sanitize agricultural products, including chicken eggs and carcasses;

o        Enhance current products for use in carpet cleaning;

o        Sanitize and disinfect hard and soft surfaces;

Our research and development expenditures were approximately $35,666 and $11,943 for fiscal years ended December 31, 2001 and December 31, 2000, respectively.

Trademarks

         The name Primacide is registered with the U.S. Patent and Trademark Office. The names "Primacide A," "Primacide B," "Primacide X," "EAU," and Electric Aquagenics Unlimited are also our trademarks.

Proprietary Rights

         Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. We currently have no U.S. patents issued by the U.S. Patent and Trademark Office. We have submitted regular patent applications to the U.S. Patent and Trademark Office for the use of Primacide A in sanitizing chicken eggs, including eggs for human consumption and hatching eggs and for the use of Primacide B in cleaning and sanitizing carpets and hard surfaces. We have also filed with the U.S. Patent and Trademark Office a provisional patent application for a new electrolyzed water generator that can regulate the pH of Primacide A and increase its stability. In addition, we intend to seek patent protection on a electrolyzed water generator that we are currently developing. We cannot be sure that any patents will be issued pursuant to future patent applications or that patents issued to us will not be invalidated, circumvented, challenged or licensed to others. In addition, we cannot be sure that the rights granted under any such patents will provide us with competitive advantages or that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around our patents or otherwise obtaining and using our products, designs or other information. In addition, we cannot be sure that others will not develop technologies that are similar or superior to our technology. Furthermore, we believe that factors such as the technological and creative skills of our personnel, new product developments, product enhancements and marketing activities are just as essential as the legal protection of proprietary rights to establishing and maintaining a competitive position.

         In addition to seeking patent protection, we rely on non-patented trade secrets and know-how and proprietary technological innovation and expertise, all of which are protected in part by confidentiality and invention assignment agreements with our employees and consultants, and, whenever possible, our suppliers. We cannot make any assurances that these agreements will not be breached, that we will have adequate remedies for any breach, or that our non-patented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot make any assurances that persons not bound by an invention assignment agreement will not develop relevant inventions.

         Many participants in the sanitation and cleaning market have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. We have not received notices relating to alleged infringement, but we cannot be sure whether furture claims will arise, nor whether such future claims can be resolved on commercially reasonable terms. Failure to resolve such claims on such terms could result in a material adverse effect on our business, financial condition and results of operations. We expect that companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could cause product shipment delays or require us to enter into royalty or licensing arrangements to settle such claims. Any such claims could also lead to time-consuming, protracted and costly litigation, which would require significant expenditures of time, capital and other resources by our management. Moreover, we cannot be sure that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms.

Customers

         Historically, a substantial portion of our revenues has come from large purchases by a small number of customers. If we lose one or more of our key customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our key customers, our net revenues could decline and our operating results and business could be harmed. During the twelve months that ended December 31, 2001, fewer than 30 customers accounted for all of our net revenues.

         The following is a list of some of our customers and end-users and representative applications of our products.

--------------------------------------------------- ---------------------------------------------
                Customer/End-User                                    Applications
--------------------------------------------------- ---------------------------------------------
o        H2O AquaCare Franchising Systems, Inc.     Use of Primacide B in the carpet cleaning
o        H2O AquaCare Utah, L.L.C.                  process
o        Dirt Free (Texas)
--------------------------------------------------- ---------------------------------------------
o        Stone Fire and Flood Restoration           Use of Primacide electrolyzed water to remove
                                                    smoke odors and mold from the inside of
                                                    dwellings after structure fires.
--------------------------------------------------- ---------------------------------------------
o        Aqua Micron                                Washing of cows and cow udders in dairies.
--------------------------------------------------- ---------------------------------------------

Employees

         We currently have no full-time employees. Gaylord Karren is a consultant to us pursuant to a contract under which he charges consulting fees of $5,000 per month. See "Interest of Management and Others In Certain Transactions". As our business grows, we anticipate that we will need to employ additional salaried clerical staff and sales personnel.

Offices

         Our corporate headquarters are located at 1464 W. 40 S. Suite #200 Lindon, Utah 84042. Our directors and officers act as the management and sales force. Current offices are adequate for present needs. Office space will be increased as we deem necessary.

                             MANAGEMENT'S DISCUSSION
                        AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations:
-------------------

         We are a provider of sanitizing products that are free of toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. Our products are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. Our products also have many consumer household applications. Our products have been tested in laboratories and also used in commercial applications. The products will range from carpet cleaning agents to products used for the sanitation of agricultural products, red meats and poultry.

Results Of Operations
---------------------

         Revenues for the year ended December 31, 2001 were $124,343, an increase of $110,614 or 805.7% from revenues of $13,729 for the year ended December 31, 2000. Revenue increased primarily as a result of sales of generators to carpet cleaning businesses. We expect the sales of generators to carpet cleaning businesses to remain constant or increase in the coming year. In addition, we expect revenues from the sale of disinfectant products to commence in the next 12 months. The disinfectant products are being developed with the intention to target businesses in the meat industry that require chemicals to disinfect their meat products and processing facilities. Currently we have no products or packaging designs. A failure to develop products, bring them to market or obtain market acceptance will negatively affect our revenue related projections.

         Cost of sales for the year ended December 31, 2001 were $69,515, an increase of $58,820 or 549.98% over cost of sales of $10,695 for the year ended December 31, 2000. The increase in cost of sales was a result of increased generator sales.

         Research and development expenses for the year ended December 31, 2001 were $35,666, an increase of $23,723 or 198.64% from expenses of $11,943 for the year ended December 31, 2000. We expect Research and development expenses to increase in 2002 due to our internal development of electrolysis generator technology.

         Sales and marketing expenses for the year ended December 31, 2001 were $5,696, an increase of $346 or 6.47% from sales and marketing expenses of $5,350 for the year ended December 31, 2000. Our sales and marketing efforts have been restricted due to cash flow constraints and as we are engaging in the product development process. In 2002 we anticipate increased marketing effort with more trade show activity and increased travel expenditure. This trend is expected to continue.

         General and administrative costs were $293,194 for the year ended December 31, 2001, an increase of $63,037 or 27.39%, as compared to $230,157 for the year ended December 31, 2000. This is primarily due to our former president Brian Warren's salary of nearly $12,000 per month which was paid monthly through September 1, 2001.

         Interest and other expense net was $31,302 for the year ended December 31, 2001, compared to no interest or other expenses booked in the year ended December 31, 2000. The increase was primarily due to interest and fees related to a convertible promissory note issued by Castle Arch Bridge Fund, L.L.C. on December 1, 2001. Interest for six months to June 1, 2002 was paid upon the execution of the note. Interest expenses related to the convertible promissory note will re-commence in June 2002 and continue until such time as the note is repaid or converted to equity.

         Our net loss for the 2001 fiscal year increased by $71,008, or 28.73%, to a net loss of ($318,158) from a net loss of ($247,150) in the comparable 2000 period. The increased loss is the result of an upsurge of general and administrative expenses and increased research and development expenses, and financing costs.

Liquidity And Capital Resources
-------------------------------

         At December 31, 2001, we had cash and cash equivalents of $105,330, an increase of $52,764 from $52,566 at the end of the year ended December 31, 2000. However, we have continuing operating losses for the year ended December 31, 2001 of ($318,158). In the event this offering is sold and in order to continue operations beyond the next twelve months, additional funding may be required. In addition, we will require additional funding to finance growth and achieve our strategic objectives. Management is actively pursuing additional sources of funding. In addition management is also looking to increases in cash flows through increases in revenue.

         We received financing in December 2001, the net proceeds of which totaled $187,790. The December 2001 financing is sufficient to carry us through September 2002. We will need to complete additional financings in 2002 in order to continue operations.

         As stated above we need additional cash to support our investment in our business. If we do not raise sufficient funds, we also may not be able to fund expansion, take advantage of future opportunities, meet our existing debt obligations or respond to competitive pressures or unanticipated requirements. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, inability to establish a public market for our common stock, or once we have a market for our common stock, a subsequent decline in the trading price of our common stock and the downturn in the U.S. stock and debt markets could make it more difficult for us to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock.

         The risk factors described above are not the only ones facing us and they should be read in conjunction with all other risk factors disclosed in our previous reports filed with the Securities and Exchange Commission. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table presents information about the beneficial ownership of our common stock as of April 2, 2002 by:

o each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

o        each of our directors;

o        each of our named executive officers;

o each of the persons who served as our chief executive officer during our fiscal year ended December 31, 2001; and

o        all directors and executive officers as a group.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. The percentage of beneficial ownership is based on 2,599,535 shares of common stock outstanding as of April 8, 2002.

                                                         Number of
                                                          Shares           Percentage of
                                                       Beneficially            Shares
Name and Address of Beneficial Owner (1)                   Owned          Outstanding (2)
----------------------------------------               -------------      ----------------

Merlin Oakey Baker Family Living Trust (3)                 150,659              5.80%
  3760 S. Highland Dr. #500
  Salt Lake City, UT 84106

Marian Johnson Baker Family Living Trust (4)               156,808              6.03%
  3760 S. Highland Dr. #500
  Salt Lake City, UT 84106

Kirby D. Cochran  (5)                                      407,467             15.68%
  692 E. 1780 N.
  Orem, UT 84097

EOWORP, LLC (6)(7)(8)                                      715,134             27.51%
  2802 Flagstone
  Garland, TX 75044

Gene Harkins (9)                                           307,467             11.83%
  3760 S. Highland Dr. #500
  Salt Lake City, UT 84106

Brian W. Warren                                            307,467             11.83%
50 Highland Park Drive
Sharpsburg, GA 30277

All current directors and executive
officers as a group (4 persons)                          2,045,002             78.66%

    (1) Unless otherwise indicated, the address of each of the persons or entities listed in the table is c/o Electric Aquagenics Unlimited, Inc., 1464 W. 40 S. Suite #100, Lindon UT 84042-1629.
    (2) Does not contemplate the purchase of shares offered herein.
    (3) Merlin O. Baker, our former secretary and former director, has beneficial ownership of the Merlin Oakey Baker Family Living Trust
    (4) Merlin O. Baker, our former secretary and former director, has beneficial ownership of the Marian Johnson Baker Family Living Trust
    (5) Mr. Cochran a former member of our board of directors owns more than 5% of our common stock.
    (6) Gaylord Karren our president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board owns 2.5% of EOWORP, LLC.
    (7) John Hopkins a former member of our board of directors and former vice president owns 2.5% of EOWORP, LLC.
    (8) Jim Stone, 1464 W. 40 S. Suite #300, Lindon UT 84042-1629 owns 95% of
        EOWORP, LLC.
    (9) Gene Harkins is our chief technical officer and a member of our board of directors.

         We are not aware of any arrangements that at a latter date may result in a change in our control.

                          DIRECTORS, EXECUTIVE OFFICERS
                      AND SIGNIFICANT EMPLOYEES AND PARTIES

Officers and Directors

         The following table sets forth the names, age, and position of each of our directors and executive officers.

              Name            Age            Position and Office Held
              ----            ---            ------------------------
         Gaylord Karren       54       President, secretary chief executive
                                       Officer, chief financial officer, chief
                                       accounting officer, chairman of the
                                       board of directors
          Gene Harkins        50       chief technology officer, director

         Gene Harkins and Gaylord Karren became officers and directors in connection with our organization. The term of office of each officer and director is one year or until his successor is elected and qualified.

Biographical Information
------------------------

         Set forth below is biographical information for each officer and director. No person other than officers and directors will currently perform any of our management functions.

Gene Harkins
------------

         Gene Harkins is one of our co-founders, directors and our former president. He is the founder of Mizutek International, a water purification marketing company. For the past five years, Mr. Harkins has been developing electrolyzed water technology and applications and marketing water purification electrolyzing and purification machines. Mr. Harkins holds a bachelors of science, masters degree and doctor of naturopathic studies from the Clayton College of Natural Health in Birmingham, Alabama.

Gaylord Karren
--------------

         Gaylord Karren is one of our co-founders, chairman of our board and our chief executive officer. Prior to founding us, Mr. Karren co-founded and managed Venturi Technologies, Inc., which up until the time of his resignation in February 2000, was the nation's largest independent and only publicly traded carpet cleaning company. He was chairman and chief executive officer of Venturi and its predecessors in interest from 1992 through February 2000. Mr. Karren holds a bachelor of science degree from Brigham Young University in finance and banking.

Executive and Director Compensation
-----------------------------------

         Our directors are not compensated for their service as directors. However, several of our directors had arrangements with us during the fiscal year ended December 31, 2001 where they were paid fees for consulting. The consulting fees are related to our business operations and research and development. The consulting fees are not governed by any oral or written contract. Certain of our directors may continue to receive fees from us related to consulting fees in the foreseeable future. The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to us during fiscal 2000 and 2001 to:

         o   Each person who served as our chief executive officer during 2001;
             and
         o Our other executive officers whose total annual salary and bonus in 2001 exceeded $100,000.
         o   Each director who received consulting fees from us during 2001.

                                                  Summary Compensation Table

                                                                                                    Long Term
                                                               Annual Compensation (1)          Compensation (1)
                                                            ------------------------------    ---------------------
                                                                                                   Securities
                                                                                                   Underlying
Name and Principal Position                          Year      Salary ($)      Bonus ($)             Options
---------------------------                          ----      ----------      ---------             -------
Gaylord Karren                                      2001          19,250          ---                  ---
   Vice president and president, secretary,         2000          30,000          ---                  ---
   chief executive officer, chief financial
   officer, chief accounting officer and
   chairman of the board (2)

Gene Harkins                                        2001         11,250           ---                  ---
   Chief technology officer and director (3)        2000         30,000           ---                  ---

Brian Warren                                        2001         83,333           ---                  ---
   President (4)                                    2000         31,250           ---                  ---

Merlin O. Baker                                     2001         11,250           ---                  ---
   Secretary and director (5)                       2000         30,000           ---                  ---

John Hopkins                                        2001         11,250           ---                  ---
   Vice president and member of the board of        2000         30,000           ---                  ---
   directors (6)

William Hahn                                        2001          3,750           ---                  ---
   Vice President and member of the board of        2000         15,000           ---                  ---
   directors (7)
---------------------

(1) Amounts for fiscal year 2001 and 2000 reflect compensation awarded, earned or paid for services rendered in all capacities to us. $3,518 of the total compensation amounts disclosed above have not yet been paid. The deferred amounts will be paid to the respective officers and directors at a future time.
(2) Mr. Karren served as one of our vice presidents from March 2000 until his resignation in October 2000, and currently serves as our president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board.
(3) Mr. Harkins served as our president from May 2000 through his resignation in October 2000 when he was replaced by Brian Warren. Mr. Harkins currently serves as our chief technology officer and has served as director since March 2000.
(4) Mr. Warren was appointed our president in October 2000, upon the resignation of Gene Harkins, and resigned in November 2001. Mr. Warren served as a director from November 2000 to November 2001.
(5)      Mr. Baker served as our secretary and director from March 2000 to April
         2002.
(6) Mr. Hopkins served as one of our vice presidents from March 2000 and resigned in October 2000, and served as director from March 2000 until his resignation December 31, 2001.
(7) Mr. William Hahn served as one of our vice presidents in March 2000 and resigned in November 2000, and has served as director in March 2000 and resigned in November 2000.

Significant Employees
---------------------

         Except for our officers and directors, we have no significant employees.

Option Grants
-------------

         We did not grant any options to our executive officers in the fiscal year ended December 31, 2001.

Option Exercises and Year-End Option Values
-------------------------------------------

         None of our executive officers held any options as of December 31, 2001.

Employment Agreements
---------------------

         None.

Significant Parties
-------------------

         Set forth below are the names and business and residential addresses, as applicable, for the following "significant parties":

(1)    Officers and Directors           See " SECURITY OWNERSHIP OF CERTAIN
                                        BENEFICIAL OWNERS AND MANAGEMENT ".
(2)    Record owners and beneficial     See " SECURITY OWNERSHIP OF CERTAIN
       owners of 5% or more of any      BENEFICIAL OWNERS AND MANAGEMENT".
       class of our securities:

(3)    Promoters:                       Gaylord Karren, and our officers and
                                        directors.

(4)    Affiliates:                      None, except for officers and directors.

(5)    Counsel to the Issuer:           David S. Hunt
                                        1464 W. 40 S. Suite #100
                                        Lindon UT 84042-1629

Involvement In Certain Legal Proceedings
----------------------------------------

         Gaylord Karren, president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board, and John Hopkins, one of our former directors and former vice president, are former executive officers of Venturi Technologies, Inc, a national carpet cleaning company. Mr. Karren served as Venturi Technologies' chairman and chief executive officer and Mr. Hopkins served as its president until their resignation in February 2000. At the time of their resignation, Venturi Technologies was not profitable and had annual losses near ten million dollars. Venturi Technologies filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in an effort to reorganize its debts on February 12, 2001, one year following Messrs. Karren's and Hopkin's resignation from their positions as executive officers at the Venturi Technologies. As of the filing date of this registration statement, Venturi Technologies remained under the protection of U.S. bankruptcy laws.

         Gaylord Karren, president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board filed for personal bankruptcy under Chapter 7 of the United States Bankruptcy Code in March 2002 in order to discharge his personal debts. Mr. Karren was unable to perform a personal guarantee of a third party debt.

                           INTEREST OF MANAGEMENT AND
                         OTHERS IN CERTAIN TRANSACTIONS

Management and Consulting Fees
------------------------------

         Between our founding in March 2000 and December 31, 2001, we paid management and consulting fees totaling $173,000 to Gaylord Karren, Gene Harkins, Merlin Baker, and John Hopkins, all of whom are our shareholders and former or current officer and directors. The management and consulting fees were for services rendered to us in lieu of wages. In addition to the fees already paid, an additional $3,518 remains outstanding and will be paid in the future. In addition to the amounts already paid and amounts outstanding, additional fees are currently accruing in 2002. We expect such management and consulting fees to continue in the foreseeable future.

Sale of Products to Affiliates of Shareholders
----------------------------------------------

         During 2001, we made a gross profit of $45,348 on $103,188 in revenues from generator sales we made to carpet cleaning entities that are affiliates of our shareholders. The sales to affiliates of our shareholders constituted the majority of our gross profits in 2001. We expect such sales to continue in the foreseeable future.

Purchase of Products from Affiliates of Shareholders
----------------------------------------------------

         In 2000, we purchased generators for resale from Mizutek International, an entity owned by Gene Harkins, a founder, shareholder, director and chief technical officer. The amounts paid to Mizutek International for the generators totaled $116,002.

Funding of Affiliate Entities
-----------------------------

         Between our founding in March 2000 and December 31, 2001, we funded some of the operating expenses of H2O AquaCare Franchising Systems, Inc. an entity of which may of our stockholders own stock. We anticipate that H2O AquaCare Franchising Systems, Inc. will purchase generators from us for use in its carpet cleaning businesses. Currently, H2O AquaCare Franchising Systems, Inc. owes us a net total of $60,735.

Financing
---------

         On December 4, 2001, we obtained bridge loan funding from an affiliate of a shareholder totaling $211,000 bearing interest at 12.00% per annum, and due on June 3, 2002. We issued 211,000 warrants as an inducement to obtaining the loan. We prepaid interest of $12,660 to the affiliate, which was deducted from the loan proceeds and recorded as debt discount to be amortized over the bridge loan period of six months. Loan origination fees were also deducted from loan proceeds and charged to operations. In addition stock warrants with an exercise price of $0.001 were issued. The loan is convertible to 211,000 shares of the Company's common stock.

                            DESCRIPTION OF SECURITIES

General
-------

         We are authorized to issue 50,000,000 shares of common stock, par value $0.0001 per share, of which 2,599,535 shares are issued and outstanding. We are not authorized to issue any shares of preferred stock.

Common Stock
------------

         Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

         Shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

         Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Resale of Outstanding Shares
----------------------------

         All 2,599,535 shares of the common stock presently issued and outstanding are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Rule 144 provides, in essence, that as long as there is publicly available current information about an issuer, a person holding restricted securities for a period of at least one year may sell in each 90 day period, provided he is not part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the issuer's outstanding common stock. Consequently, the majority of the 2,599,535 shares of common stock currently issued and outstanding will have been held for one year within the meaning of Rule 144 and may be eligible for resale in accordance with such volume restrictions. In addition, upon effectiveness of this prospectus, 516,666 shares now issued and outstanding may be eligible for resale without regard to such restrictions if the holders of such shares do not become our affiliates and will not have been so for three months prior to such sale. We contemplate that Gene Harkins and Gaylord Karren, holders of the outstanding shares who serve as officers or directors, will continue to be our affiliates over the next several years, and will be, therefore, subject to the restrictions described above. Sales under Rule 144 or otherwise may, in the future, cause the price of the common stock to drop in any market that may develop.

Transfer and Warrant Agent
--------------------------

         Our transfer agent is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, UT 84117.

                              PLAN OF DISTRIBUTION

         We are offering the common stock to the public on a "100,000 share minimum, 750,000 share maximum" basis. There can be no assurance that any of the shares will be sold. If we fail to sell at least 100,000 shares by August 15, 2002, the offering will be terminated and subscription payments will be promptly refunded in full to subscribers, without paying interest or deducting expenses. If the minimum number of shares is sold by August 15, 2002, the offering will continue until five months following the date of this prospectus, all offered shares are sold, or terminated by us, whichever occurs first.

         We do not have arrangements to place subscription proceeds in an escrow account. However, subscription proceeds will be deposited into a separate proceeds account controlled by us pending receipt of subscriptions totaling $200,000 or termination of the offering. All subscription payments should be made payable to "ELECTRIC AQUAGENICS UNLIMITED, Inc. Proceeds Account." We will deposit subscription payments no later than Noon of the next business day following receipt in the proceeds account maintained at BankOne, East Bay Branch, 1177 South, University Avenue, Provo, Utah 84601, pending the sale of at least 100,000 shares by August 15, 2002. The subscription payments will only be released from the proceeds account if the minimum number of shares is sold or for the purpose of refunding subscription payments to the subscribers. Subscribers will not have the use or right to return of such funds during this period, which may last as long as four months.

         The shares of common stock in this offering will be offered and sold by our officers and directors who will receive no compensation, except reimbursement of expenses actually incurred in connection with such activities and by placement agents, which will receive a 10% commission on shares that they sell.

         There are no formal arrangements between us and our officers and directors pursuant to which shares in the offering will be reserved for sale to person(s) designated by the officers and directors or their affiliates. However, officers and directors and their affiliates, may purchase shares in the offering in an aggregate amount of not more than 20% of all offered shares. Since shares may be offered and sold by officers and directors, it is likely that officers, directors, or their affiliates desiring to purchase shares in the offering will be able to do so.

         Since we are not utilizing the services of an underwriter for the offer and sale of the shares in this offering, the independent "due diligence" review of our affairs and financial condition that is usually performed by an underwriter has not been performed with respect to this offering. In addition, since the offering is not being underwritten by a broker-dealer which would ordinarily be expected to publish quotations for and make a market in the offered securities following the offering, no assurance can be given that any market for the common stock will develop following the offering or, that if such a market should develop, it will be maintained. We have not had any discussions with any broker-dealer firms regarding the possibility of making a market in the common stock following the offering.

         Our common stock might be defined as a "penny stock" pursuant to Rule 3a51-1 under the Securities and Exchange Act of 1934 if the shares were to be traded at a price less than $5 per share, if we had not yet met certain financial size and volume levels, and if the shares were not registered on a national securities exchange or quoted on the NASDAQ system. A "penny stock" is subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Commission. Those rules require securities broker-dealers, before effecting transactions in any "penny stock," to (a) deliver to the customer and obtain a written receipt for a disclosure document set forth in Rule 15g-10 (Rule 15g-2), (b) disclose certain price information about the stock (Rule 15g-3), (c) disclose the amount of compensation received by the broker-dealer (Rule 15g-4) or any "associated person" of the broker-dealer (Rule 15g-5), and (d) send monthly statements to customers with market and price information about the "penny stock" (Rule 15g-6). Our common stock could also become subject to Rule 15g-9, which requires the broker-dealer, in some circumstances, to approve the "penny stock" purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules. (Rule 15g-9) These requirements discourage broker-dealers from effecting transactions in "penny stocks" and may limit the ability of purchasers in this offering to sell their shares into any secondary market for our common stock.

         We have arbitrarily determined the initial public offering price of the shares and it bears no relationship to our book value, earnings, or any other recognized criteria of value.

                                LEGAL PROCEEDINGS

         William K. Sadleir, DeAnn Sadleir v. Electric Aquagenics Unlimited. On September 14, 2001, shareholder William K. Sadleir and his wife DeAnn Sadleir, filed suit in the State of Utah against us alleging that they never received confirmation in writing to confirm their investment into us and were unsure of the nature of the investment. The Sadleir's complaint demanded the return of their $50,000 investment. We answered their complaint and sent them a stock certificate evidencing the investment which had been issued around the time of the Sadleirs' investment.

         We are not a party to any other material legal proceedings.

                                  LEGAL MATTERS

         Legal matters concerning the issuance of shares of common stock offered in this registration statement will be passed upon by David Hunt, Esq., Attorney at Law. As of the date of this prospectus, David S. Hunt, beneficially owns an aggregate of 102,376 shares of our Common Stock.

                                     EXPERTS

         Our financial statements at December 31, 2001 and 2000, and for the year ended December 31, 2001 and the period from our inception on March 6, 2000 through December 31, 2000, appearing in the prospectus (which describe in Note 6 conditions that raise some doubt about our ability to continue as a going concern) have been audited by Child, Sullivan & Company, PC independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               FURTHER INFORMATION

         This prospectus omits certain information contained in the registration statement. For further information, reference is made to the registration statement and to the exhibits and other schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and where such contract or other document is an exhibit to the registration statement, each such statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit. Copies of the complete registration statement, including exhibits may be examined at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or copies may be obtained from this office on payment of the usual fees for reproduction. In addition, the Commission maintains a web site (address is http.//www.sec.gov), that contains reports, proxy and information statements and other information regarding issuers, including Electric Aquagenics Unlimited, Inc., that file electronically with the SEC.

                       ELECTRIC AQUAGENICS UNLIMITED, INC.
                          Audited Financial Statements

                           December 31, 2001 and 2000

                       Electric Aquagenics Unlimited, Inc.

                              Financial Statements


                           December 31, 2001 and 2000


                                    Contents

         Accountant's  Report...............................................F-1

         Financial Statements

         Balance Sheets ....................................................F-2
         Statements of Operations ..........................................F-3
         Statements of Changes in Stockholders' Equity......................F-4
         Statements of Cash Flows...........................................F-5
         Notes to Financial Statements .....................................F-6

Child, Sullivan & Company
A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS
1284 W. Flint Meadow Dr., Suite D, Kaysville, UT 84037

                                       PHONE: (801) 927-1337 FAX: (801) 927-1344





                         Independent Accountants' Report



Board of Directors and Stockholders
Electric Aquagenics  Unlimited, Inc.

We have audited the balance sheets of Electric Aquagenics Unlimited, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2001 and the period from March 6, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electric Aquagenics Unlimited, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from March 6, 2000 (date of inception) to December 31, 2000, in conformity with generally accepted accounting principles.

/s/ Child, Sullivan & Company

Child, Sullivan & Company
February 22, 2002

                               Electric Aquagenics Unlimited, Inc.

                                         Balance Sheets



                                                                                                    December 31
ASSETS                                                                                      2001                    2000
                                                                                      ---------------         --------------
Current assets:
   Cash                                                                               $       105,330         $       52,566
   Accounts receivable, less allowance for
     doubtful accounts of $0 in 2001 and of $1,000
      in 2000                                                                                       -                 13,884
   Accounts receivable-related parties -(note 3)                                               68,674                 14,425
   Inventories                                                                                210,029                176,064
   Prepaid rent -current portion -(note 2)                                                     12,000                     -
                                                                                      ---------------         --------------
Total current assets                                                                          396,033                256,939

Fixed assets:
   Computers                                                                                   18,678                 17,296
   Furniture & fixtures                                                                         1,281                  1,281
   Machinery & equipment                                                                        1,372                  1,372
                                                                                      ---------------         --------------
Total fixed assets                                                                             21,331                 19,949
   Less accumulated depreciation                                                               (8,862)                (2,734)
                                                                                      ---------------         --------------
Net fixed assets                                                                               12,469                 17,215

Other assets:
     Prepaid rent-less current portion-(note 2)                                                 7,000                      -
     Deposits                                                                                   1,552                      -
                                                                                      ---------------         --------------
Total other assets                                                                              8,552                      -
                                                                                      ---------------         --------------
Total assets                                                                          $       417,054         $      274,154
                                                                                      ===============         ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                              $        23,702         $       13,604
   Accounts payable-related parties -(note 3)                                                   3,518                  7,600
   Convertible bridge loan- related parties -(note 3)                                         211,000                      -
   Less: debt discount -(notes 3 and 4)                                                      (179,698)                     -
                                                                                      ---------------         --------------
Total current liabilities                                                                      58,522                 21,204

Stockholders equity (note 4):
   Common stock, par value $ .0001 per share;
     50,000,000 authorized shares; 2,374,135 and
     2,599,565 shares issued and outstanding in
     2001 and 2000, respectively                                                                  260                    237
   Additional paid in capital                                                                 923,580                499,863
   Retained earnings (deficit)                                                               (565,308)              (247,150)
                                                                                      ---------------         --------------
Total stockholders' equity                                                                    358,532                252,950
                                                                                      ---------------         --------------
Total liabilities and stockholders' equity                                            $       417,054         $      274,154
                                                                                      ===============         ==============

                        See notes to financial statements

                               Electric Aquagenics Unlimited, Inc.

                                    Statements of Operations


                                                                                                     Period from
                                                                                                    March 6, 2000
                                                                               Year ended        (date of inception)
                                                                              December 31,         to December 31,
                                                                                   2001                  2000
                                                                              -------------       ----------------
Revenues
Sales of products                                                             $     129,403       $         14,879
   Less discounts                                                                    (5,060)                (1,150)
                                                                              -------------       ----------------
Net revenues                                                                        124,343                 13,729
      Cost of goods sold                                                            (69,515)               (10,695)
                                                                              -------------       ----------------
Gross Profit                                                                         54,828                  3,034
Other Expenses
      Other general and administrative                                              293,194                230,157
      Research and development                                                       35,666                 11,943
      Advertising                                                                     5,696                  5,350
      Depreciation                                                                    6,128                  2,734
      Rent                                                                            1,000                      -
                                                                              -------------       ----------------
Total other expenses                                                                341,684                250,184

Net operating loss                                                                 (286,856)              (247,150)
Other income (expense)
        Interest                                                                    (31,302)                     -
                                                                              -------------       ----------------
Net loss before income taxes                                                       (318,158)              (247,150)
        Tax (expense) benefit                                                             -                      -
                                                                              -------------       ----------------
                                                                              $    (318,158)      $       (247,150)
                                                                              =============       ================

Net loss per share                                                            $        (.13)      $           (.12)
                                                                              =============       ================

Weighted average shares outstanding                                               2,505,618              2,038,302
                                                                              =============       ================

                        See notes to financial statements

                                               Electric Aquagenics Unlimited, Inc.

                                          Statements of Changes in Stockholders' Equity



                                                 Common Stock                   Additional        Retained
                                         -------------------------------         Paid in          Earnings
                                            Shares            Amount             Capital          (deficit)         Total
                                         ------------     --------------      ---------------   -------------   --------------
Balance at March 6, 2000
  (date of inception)                               -     $            -     $              -   $           -   $            -

Common stock issued for cash                2,374,135                237              499,863               -          500,100

Net loss                                            -                  -                    -        (247,150)        (247,150)
                                         ------------     --------------      ---------------   -------------   --------------

Balance at December 31, 2000                2,374,135                237              499,863        (247,150)         252,950

Common stock issued for cash                  225,400                 23             225,377                -          225,400

Detachable warrants issued
  for bridge loan-related party,
  net of prepaid interest                           -                  -             198,340                -          198,340

Net loss                                            -                  -                   -         (318,158)        (318,158)
                                         ------------     --------------      --------------    -------------   --------------

Balance at December 31, 2001                2,599,535     $          260      $      923,580    $    (565,308)  $      358,532
                                         ============     ==============      ==============    =============   ==============

                        See notes to financial statements

                                       Electric Aquagenics Unlimited, Inc.

                                            Statements of Cash Flows

                                                                                                     Period from
                                                                                                    March 6, 2000
                                                                                 Year ended      (date of inception)
                                                                                December 31,       to December 31,
                                                                                    2001                2000
                                                                              ---------------     ----------------
Operating activities
Net loss                                                                      $      (318,158)    $       (247,150)
Adjustments to reconcile net loss to net cash
    provided by operating activities:
         Depreciation                                                                   6,128                2,734
         Allowance for doubtful accounts                                               (1,000)               1,000
         Amortization of debt discount (interest)                                      31,302                    -
         Origination fees deducted from bridge-loan proceeds                           10,550                    -
         Changes in operating assets and liabilities:
             Accounts receivable                                                       14,884              (14,884)
             Accounts receivable-related parties                                      (54,249)             (14,425)
             Inventories                                                              (33,965)            (176,064)
             Prepaid rent                                                             (19,000)                   -
             Accounts payable and accrued expenses                                     10,098               13,604
             Accounts payable- related parties                                         (4,082)               7,600
                                                                              ---------------     ----------------
Net cash used in operating activities                                                (357,492)            (427,585)
Investing activities
    Increase in deposits                                                               (1,552)                   -
    Purchase of property, plant and equipment                                          (1,382)             (19,949)
                                                                              ---------------     ----------------
Net cash used in investing activities                                                  (2,934)             (19,949)

Financing activities
    Proceeds from bridge loan-related parties                                         187,790                    -
    Issuance of common stock for cash                                                 225,400              500,100
                                                                              ---------------     ----------------
Net cash provided by financing activities                                             413,190              500,100
                                                                              ---------------     ----------------
    Net increase in cash                                                               52,764               52,566
Cash at beginning of period                                                            52,566                    -
                                                                              ---------------     ----------------
Cash at end of period                                                         $       105,330     $         52,566
                                                                              ===============     ================

Supplemental disclosure of non-cash financing activities

Detachable warrants issued with bridge loan and prepaid interest              $       211,000     $              -
                                                                              ===============     ================

                        See notes to financial statements

                      Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1. Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business

Electric Aquagenics Unlimited, Inc., (the Company) was incorporated on March 6, 2000 under the laws of the state of Delaware and commenced operations in September, 2000. On May 10, 2001, the Company changed its name from Primacide, Inc. to Electric Aquagenics Unlimited, Inc. The Company markets and manufactures purification equipment using technologies that sanitize and clean surfaces using water electrolysis. These products are for commercial and residential use, which the Company intends to market nationally. The Company is a successor enterprise to another company, Primacide, LLC, which was founded by certain of the Company's founders in 1998. The Company was organized with an insignificant carrying amount of the assets of Primacide, LLC.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Inventories

Inventories consist primarily of finished goods. Cost is determined principally on the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the straight-line method based on estimated useful lives, which range from 5 to 7 years.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment. The Company does not have any significant remaining obligations after shipment of products.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No cash was expended in 2001 or 2000 for interest or income taxes.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, as well as footnote disclosures included in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000


1.  Significant Accounting Policies (continued)

Credit Risk
The Company's customers may be affected by changing economic conditions. Management believes that its credit review procedures, and loss reserves (if any) have adequately provided for usual and customary credit-related losses. The carrying amount of trade receivables approximates fair value.

Research and Development

The Company expenses the cost of research and development as incurred. Research and development costs charged to operations were $35,666 and $11,943 in 2001 and 2000, respectively.

Advertising Costs

The Company generally expenses advertising costs as incurred. Advertising expenses included in selling expenses were $5,696 and $5,350 for the periods ending 2001 and 2000, respectively.

Earnings Per Share

The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128"), which is effective for annual periods ending after December 15, 1997. Earnings per share (EPS) are computed based on the weighted average number of shares actually outstanding. No changes in the computation of diluted earnings per share amounts are presented since warrants granted in 2001 would have been anti-dilutive due to the Company's net reported loss (see note 4). Such warrants could potentially dilute basic EPS in the future.

                                                                    Inception
                                                Year Ended           Through
                                               December 31,        December 31,
                                                   2001               2000
                                              --------------     --------------
         Weighted average number of common
         shares used                               2,505,618          2,038,302
                                              ==============     ==============

Stock-Based Compensation - The Company will account for employee stock option plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000


1. Significant Accounting Policies (continued)

Income Taxes

The Company uses the liability approach to financial accounting and reporting for income taxes. The differences between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

2. Commitments and Contingencies

The Company currently rents its facilities on a month-to-month basis for $1,000 per month. In order to secure what management felt was a beneficial lease rate, the Company prepaid its lease for the 19 months following December 31, 2001. Accordingly, prepaid rent (both long and short -term portions) has been recorded as an asset to be amortized over the term of prepayment. Interest imputed to the prepayment would not be significant and has not been calculated. The Company may request re-payment of the remaining unamortized amount if involuntarily evicted from the premises. Otherwise, the prepayment will not be refunded. Rent expense charged to operations was $1,000. Prior to December of 2001 the Company was not obligated for facilities rent.

The Company is a dependent in a lawsuit made by a shareholder demanding return of a $50,000 investment for which he received shares. The shareholder contends his investment comprises a debt instrument and is entitled to refunds plus interest, costs and fees. The Company is contesting the suit and is of the opinion it will prevail. No provision has been made as the suit has not even reached discovery phase. Management estimates the impact on net losses reported by the Company would be minimal.

3. Related Party Transactions

The Company pays management fees to entities owned by shareholders for services rendered to the corporation in lieu of wages. During 2001 and 2000, these payments totaled $ 55,300 and $105,000, respectively, of which $3,518 and $7,600 were still outstanding at December 31, 2001 and 2000.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000


3. Related Party Transactions (continued)

The Company sold products to affiliates of shareholders. Total sales and cost of sales to these entities for the periods ended December 31, 2001 and 2000 are as follows:

                                            2001                      2000
                                    -----------------       -----------------
         Sales                      $         103,188       $             995
         Cost of sales                         52,780                     764
                                    -----------------       -----------------
         Gross profit                          50,408                     231
                                    -----------------       -----------------
         Less discounts                         5,060                       -
                                    -----------------       -----------------
                                    $          45,348       $             231
                                    =================       =================

In addition, the Company sold $18,000 of product to the entity from which it currently rents its facilities.

Accounts receivable from related parties for product sales were $7,939 and $1,150 for 2001 and 2000, respectively.

The Company purchased inventory from an entity owned by shareholder totaling $116,002 in 2000.

The Company paid consulting fees to an affiliate totaling $20,000 and $43,000 during 2001 and 2000, respectively.

The Company also paid legal fees to a shareholder for legal services rendered totaling $11,250 and $30,000 in 2001 and 2000, respectively.

The Company funded some of the operating expenses of Aqua-Clean, an affiliated entity which anticipates purchasing product from the Company for use in its carpet cleaning businesses. As of December 31, 2001, the Company had financed a total of $60,735, all of which was outstanding at December 31, 2001 and of which $13,275 was outstanding at December 31, 2000.

On December 4, 2001, the Company obtained bridge loan funding from an affiliate of a shareholder totaling $211,000, bearing interest at 12.00% per annum, and due on June 3, 2002. The bridge loan and accrued interest is convertible to common stock at $1.00 per share. The Company issued 211,000 warrants as an inducement to obtaining the loan (see note 4). The Company prepaid interest of $12,660 to the affiliate, which was deducted from the loan proceeds and recorded as debt discount to be amortized over the bridge loan period of six months. Loan origination fees of $10,550 were also deducted from loan proceeds and charged to operations. Additional debt discount related to the note for detachable stock warrants issued under the bridge loan agreement was recorded (see note 4). The loan is convertible to 211,000 shares of the Company's common stock.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000


4. Shareholders' Equity

As consideration for making a bridge loan (see note 3) the Company issued 211,000 warrants to an affiliate of a shareholder for the purchase of common stock at $ .001 per share, exercisable through December 3, 2006. Because the warrants are detachable, the Company has recorded the fair value of the warrants as bridge loan debt discount under Accounting Principles Board (APB) #14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The discount will be amortized over the life of the loan (six months) resulting in interest expense totaling $31,302 in 2001. The discount offsets the bridge loan payable.

The Company calculated the fair value of the warrants on the date of issuance using the Black-Scholes option pricing model and the following assumptions: weighted average expected option term of 5 years; risk free interest rate of 4.39% at December 31, 2001, expected dividend yield of zero percent, and a volatility of zero percent at December 31, 2001. The weighted average fair value of warrants granted was $1.00 for the year ended December 31, 2001. The fair value of warrants of $1.00 per share results primarily from their extremely low exercise price and from share prices of recent private placements of the Company's common stock at $1.00 per share.

The Black-Scholes model used by the Company to calculate option and warrant values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which is significantly different from the Company's stock warrants. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's stock warrants.

5. Income Taxes

Deferred tax assets and liabilities arise from differences in tax and financial statement accounting methods for depreciation and issuance of stock warrants. Significant deferred tax assets also arise from net operating loss carryforwards. Net operating loss carryforwards for federal income tax purposes total $540,511 at December 31, 2001 and expire in 2020 and 2021. The amount of, and ultimate realization of the benefits from the Company's operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000


5. Income Taxes (continued)

The significant components of the deferred tax liability (asset) consists of the following:

                                                               2001               2000
                                                         -------------      --------------
         Depreciation                                    $       2,602      $        1,094
         Debt discount amortization                            (12,521)                  -
         Net operating loss carryforward-tax                  (216,204)            (99,954)
         Valuation allowance                                   226,123              98,860
                                                         -------------      --------------
                                                         $           -      $            -
                                                         =============      ==============
A reconciliation  of income tax expense (benefit) to expected income taxes using statutory federal income tax rates:

                                                               2001               2000
                                                         -------------      --------------
         Income tax expense at statutory
           rate of 35%                                   $    (111,355)     $      (86,502)
         State taxes, net of federal benefit                   (15,908)            (12,358)
         Change in valuation allowance                         127,263              98,860
                                                         -------------      --------------
                                                         $           -      $            -
                                                         =============      ==============

All significant components of net deferred tax liabilities and assets have been classified as long-term based on the anticipated realization of the underlying assets and settlement of underlying liabilities in accordance with Financial Accounting Standard 109 "Accounting for Income Taxes."

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors could raise some doubt about the ability of the Company to continue as a going concern. It is the Company's intention to raise additional equity financing in the year 2002, which, together with its existing working capital and the potential for converting bridge loan financing to equity, reducing overhead and payments to affiliates for consulting, and restructuring terms of payables (particularly those to affiliates) is expected to be sufficient to meet the Company's projected working capital and cash requirements beyond December 31, 2002. In addition, the Company is implementing its sales strategy and seeking contracts for the sale of its products and existing inventory. However, the Company cannot guarantee that external financing will be available when needed. In addition, unanticipated costs and expenses or lower than anticipated revenues could require additional financing. To the extent financing is not available, the Company may not be able to or may be delayed in being able to commercialize its products and services. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements. The accompanying financial statements do not
reflect  any   adjustments   that  might   result  from  the  outcome  of  these
uncertainties.

         No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities covered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that there has been no change in our affairs since the date hereof.


                                TABLE OF CONTENTS

                                                                         Page

PROSPECTUS SUMMARY.......................................................  3
RISK FACTORS RELATING TO OUR BUSINESS....................................  5
GENERAL RISKS RELATING TO THE SANITATION AND CLEANING INDUSTRY...........  7
GENERAL RISKS RELATING TO INVESTMENT.....................................  8
DILUTION................................................................. 10
COMPARATIVE DATA......................................................... 10
USE OF PROCEEDS.......................................................... 11
BUSINESS................................................................. 12
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION................ 20
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........... 22
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES AND PARTIES...... 24
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS................ 28
DESCRIPTION OF SECURITIES................................................ 29
PLAN OF DISTRIBUTION..................................................... 30
LEGAL PROCEEDINGS........................................................ 31
LEGAL MATTERS............................................................ 31
EXPERTS.................................................................. 32
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
  FOR SECURITIES ACT LIABILITIES......................................... 32
FURTHER INFORMATION...................................................... 32

         Until ___________, 2002 (90 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.


                       Electric Aquagenics Unlimited, Inc.

                         750,000 shares of common stock

                                   PROSPECTUS

                                 April __, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
------   -----------------------------------------

          Our Certificate of Incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

         Our Certificate of Incorporation provides that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any legal action, suit or proceeding, whether criminal, civil, administrative or investigative, whether such legal action be by or in the right of the corporation or otherwise, by reason of the fact that such person is or was our director or officer, or serves or served at our request as a director or officer, of another corporation, partnership, joint venture, trust or any other enterprise. In addition, our certificate of incorporation provides for indemnification of any person made or threatened to be made a party to any legal action by reason of the fact that such person is or was our director or officer and is or was serving as our fiduciary, or otherwise rendering to, any employee benefit plan relating to us. Our indemnification obligation in the certificate of incorporation is permitted under Section 145 of the General Corporation Law of the State of Delaware.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities & Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable.

INDEMNIFICATION
---------------

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
-------  -------------------------------------------

         The following table sets forth an itemized estimate of expenses to be incurred in connection with the sale and distribution of the securities being registered, other than discounts and commissions:

1.       SEC filing fee                                               $    138
2.       Auditing fees*                                                  2,000
3.       Legal fees*                                                    25,000
4.       Blue Sky fees and expenses (including counsel fees)*            3,000
5.       Transfer agent's fees*                                          1,900
6.       Printing, including registration statement and prospectus*      4,000
7.       Miscellaneous costs and expenses**                              2,000
                                                                      --------
                           TOTAL                                      $ 38,038
                                                                      ========

 *   Except for the SEC filing fees, all of the foregoing items are estimates.
**   Includes fees for electronic (Edgar) filings

ITEM 3.  UNDERTAKINGS
-------  ------------

POST-EFFECTIVE AMENDMENTS [Regulation S-B, Item 512(a)]

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR
-------  ------------------------------------------------------

         Since March 2000, we issued and sold securities not registered under the Securities Act of 1933, as amended, as follows:

         (1) Between June and August 2001, we issued and sold to a limited liability company 100,200 shares of our common stock for a total of $100,200 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

         (2) In May 2001, we issued and sold to an individual, accredited investor 25,000 shares of our common stock for a total of $25,000 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

         (3) Between June and August 2001, we issued and sold to Kirby D. Cochran, an accredited investor and one of our directors 100,200 shares of our common stock for a total of $100,200 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

         (4) In December 2001, we issued a convertible promissory note in the principal amount of $211,000 to a limited liability company in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. The note bears interest at 12% per annum and matures on June 3, 2002. At any time, the limited liability company may elect to convert the note into a number of shares of our common stock determined by dividing the outstanding principal and interest on the note by $1.00. In the event we fail to meet our obligations under the convertible promissory note, the unpaid principal amount shall immediately and without notice bear interest at the per annum rate of 5% in addition to the underlying 12% interest rate. Upon the written approval of the holder of the convertible promissory note, we may extend principal repayment for up to two consecutive three month periods in exchange for our issuance and sale of an additional 52,750 shares of our common stock, per three month extension, at the price of $0.01 per share. In addition to the convertible promissory note, we issued and sold a warrant to purchase 211,000 shares of our common stock at an exercise price of $0.001 per share in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEX TO EXHIBITS
-------  -----------------

         Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of
Part II.

----------------- ------------------ -------------------------------------------
    Exhibit No.    SEC Reference No.               Title of Document
        3.1                          Articles of Incorporation
        3.2                          Certificate of Amendment of Certificate of
                                     Incorporation
        3.3                          Bylaws
         5                           Opinion Regarding Legality on Shares
       24.1                          Consents
       24.2                          Consent of Counsel to Issuer
       99.1                          Subscription Agreement
----------------- ------------------ -------------------------------------------

ITEM 6.  DESCRIPTION OF EXHIBITS
-------  -----------------------

         Exhibit No.    Description of Exhibit
             3.1        Articles of Incorporation
             3.2        Certificate of Amendment of Certificate of Incorporation
             3.3        Bylaws
             5          Opinion on Legality of Shares
             24.1       Consent of Child & Co.
             24.2       Consent of Counsel to Issuer (included in Exhibit 5)
             99.1       Subscription Agreement

SIGNATURES
----------

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on our behalf by the undersigned, in the City of Lindon, State of Utah, on April 15, 2002.

                                              REGISTRANT:

                                              By:  /s/ Gaylord Karren
                                              ----------------------------------
                                              Gaylord Karren
                                              Chief executive officer

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                              /s/ Gaylord Karren
                                              ----------------------------------
                                              Gaylord Karren
                                              President, principal financial
                                              officer, principal accounting
                                              officer, secretary, chairman of
                                              the board of directors

                                              Date:  4/15/02

                                              /s/ Gene Harkins
                                              ----------------------------------
                                              Gene Harkins
                                              Director, chief technology officer

Dated Filed:  April 19, 2002                  Date:  4/15/02
SEC File No. ____________

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